Exhibit 99.1

Emeren Group Ltd Enters into Definitive Merger Agreement for Going Private Transaction

NORWALK, Conn., June 19, 2025 – Emeren Group Ltd (“Emeren” or the “Company”) (www.emeren.com) (NYSE: SOL), a leading global solar project developer, owner, and operator, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Shurya Vitra Ltd., a business company incorporated under the Laws of the British Virgin Islands (“Parent”), and Emeren Holdings Ltd, a business company incorporated under the Laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which the Parent will acquire the Company for US$0.20 in cash per ordinary share of the Company (the “Shares”), or US$2.00 in cash per American Depositary Share of the Company (each, an “ADS”, representing ten Shares).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company surviving the Merger as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). At the Effective Time, each of the Company’s ordinary shares issued, outstanding and not represented by ADS immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), will be cancelled and cease to exist in exchange for the right to receive US$0.20 in cash and without interest, and each ADS of the Company, other than ADSs representing the Excluded Shares, together with each Share represented by such ADSs, will be cancelled in exchange for the right to receive US$2.00 in cash and without interest.

In connection with the Merger Agreement, Himanshu H. Shah has entered into an equity commitment letter with the Parent, pursuant to which the Mr. Shah committed to invest in the Parent at or immediately prior to the Effective Time an equity contribution solely for the purpose of funding, to the extent necessary to fund, such portion of the Merger consideration and such other amounts required to be paid by Parent pursuant to and in accordance with the Merger Agreement, together with related fees and expenses. For the avoidance of doubt such fees and expenses, does not include any termination fees payable by Parent under the Merger Agreement and certain obligations set forth in the limited guarantee, which Mr. Shah has entered into in favor of the Company in respect of certain payment obligations of the Parent under the Merger Agreement.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the third quarter of 2025, is subject to customary closing conditions including approval by the Company’s shareholders of the Merger Agreement and the transactions contemplated by the Merger Agreement. If completed, the Merger will result in the Company becoming a privately held company and its Shares and ADSs will no longer be listed on the New York Stock Exchange.

Kroll, LLC is serving as the financial advisor to the Special Committee. Morrison & Foerster LLP is serving as the U.S. legal counsel to the Special Committee. Harney Westwood & Riegels (UK) LLP is serving as British Virgin Islands legal counsel to the Special Committee. DLA Piper LLP (US) is serving as the U.S. legal counsel to Parent and Mr. Shah.

Additional Information About the Merger

The Company will file with the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 8-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a definitive proxy statement on Schedule 14A (the “definitive proxy statement”) and a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”). The definitive proxy statement and Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE PROXY STATEMENT, SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the definitive proxy statement and Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About Emeren Group Ltd

Emeren Group Ltd (NYSE: SOL), a renewable energy leader, showcases a comprehensive portfolio of solar projects and Independent Power Producer (IPP) assets, complemented by a significant global Battery Energy Storage System (BESS) capacity. Specializing in the entire solar project lifecycle — from development through construction to financing — Emeren excels by leveraging local talent in each market, ensuring its sustainable energy solutions are at the forefront of efficiency and impact. Emeren’s commitment to enhancing solar power and energy storage underlines its dedication to innovation, excellence, and environmental responsibility. For more information, go to www.emeren.com.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 10-K. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

Emeren Group Ltd - Investor Relations
+1 (925) 425-7335
ir@emeren.com